SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

Halcon Resources Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

40537Q 605

(CUSIP Number)

Shawn Singh

Luminus Management, LLC

1700 Broadway, 26th Floor

New York, NY 10019

(212) 424-2800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 5, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40537Q 605

1.	Names of Reporting Persons. Luminus Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,383,937
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,383,937
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,383,937
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 40537Q 605

1.	Names of Reporting Persons. Luminus Energy Partners Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,383,937
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,383,937
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,383,937
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 40537Q 605

1.	Names of Reporting Persons. Jonathan Barrett
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,383,937
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,383,937
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,383,937
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of Halcon Resources Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1000 Louisiana Street, Suite 1500, Houston, TX 77002.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed by Luminus Management, LLC (“Luminus Management”), Luminus Energy Partners Master Fund, Ltd. (the “Master Fund”), and Jonathan Barrett (together with Luminus Management and the Master Fund, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”) Luminus Management serves as the manager of the Master Fund, and Mr. Barrett is the President and Chief Investment Officer of Luminus Management. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 1700 Broadway, 26th Floor, New York, NY 10019.

(c)

The principal business of Luminus Management is purchasing, holding and selling securities for investment purposes. The principal business of the Master Fund is to invest in securities. The principal occupation of Mr. Barrett is as the President and Chief Investment Officer of Luminus Management.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Luminus Management is a Delaware limited liability company. Mr. Barrett is a United States citizen. The Master Fund is organized under the laws of Bermuda.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of 8,423,387 of the shares of Common Stock in the transactions described in Item 5(c) at an aggregate purchase price of $1,263,508. The source of these funds was the working capital of the Master Fund. The Master Fund acquired the other 7,960,550 shares of Common Stock in open market purchases for an aggregate purchase price of $24,382,150.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock set forth in Item 5 and hold their shares of Common Stock for investment purposes. A representative of Luminus Management is a member of the Ad Hoc Noteholder Group (as defined in the Plan discussed below).

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take actions with respect to their investment in the Issuer. These actions include changing their current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional shares of Common Stock in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the shares of Common Stock in open market transactions, in privately negotiated transactions or through other methods, including distributions by the Master Fund directly to its limited partners; or (iii) continuing to hold or causing affiliates to hold the shares of Common Stock (or any combination or derivative thereof). In addition, the Reporting Persons may engage in discussions with the Issuer’s management, members of its board of directors, stockholders and other relevant parties or take other actions concerning the Issuer’s operations, capital expenditures, financings, executive compensation practices, capital structure and any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 164,039,916 outstanding shares of Common Stock as of August 5, 2019, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	Schedule A sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days by any Reporting Person.

(d)

No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As previously disclosed by the Issuer, on August 7, 2019, the Issuer and all of its subsidiaries filed voluntary petitions for relief in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”).

Restructuring Support Agreement

The Master Fund is a holder of the Issuer’s 6.75% Senior Notes (the “Senior Notes”). On August 2, 2019, the Master Fund entered into a restructuring support agreement (the “RSA”) with the Issuer and certain other holders of the Senior Notes, pursuant to which the parties have agreed to support a restructuring of the Issuer on the terms of a prepackaged plan of reorganization (the “Plan”) as described in the RSA and attached as an exhibit thereto. Pursuant to the terms of the RSA, stakeholders and other interest holders will receive the following treatment:

•

The Master Fund and other holders of the Senior Notes will receive their pro rata share of (i) 91% of the new common shares of the reorganized company following the Plan (“New Common Shares”) to be issued under the Plan on the effective date of the Plan (the “Effective Date”) and (ii) the right to purchase New Common Shares for an aggregate purchase price of $150,150,000 (the “Senior Noteholder Rights Offering”).

•

Holders of the existing shares of common stock of the Issuer (the “Existing Equity Interests”) will receive their pro rata share of (i) 9% of the total New Common Shares to be issued pursuant to the Plan on the Effective Date, (ii) the Warrants (as defined below), and (iii) the right to purchase New Common Shares for an aggregate purchase price of $14,850,000 (the “Existing Equity Rights Offering”) (collectively, the “Existing Equity Total Consideration”).

•

The warrants (the “Warrants”) to be issued to holders of Existing Equity Interests will be composed of three series, each of which will be exercisable, in cash, for a period of three (3) years following the Effective Date: (i) for 10% of the New Common Shares as of the Effective Date, at an exercise price equal to an implied 75% recovery to Senior Noteholders; (ii) for 10% of the New Common Shares as of the Effective Date, at an exercise price equal to an implied 95% recovery to Senior Noteholders; and (iii) for 10% of the New Common Shares as of the Effective Date, at an exercise price equal to an implied 125% recovery to Senior Noteholders (in each case, subject to the Existing Equity Cash Out). Such implied amounts are inclusive of non-default interest under the Senior Notes through the date of exercise, calculated as if accrued daily (subject to certain limitations).

The New Common Shares to be issued on the Effective Date to the Senior Noteholders and to the holders of Existing Equity Interests on account of their claims will be subject to dilution by the (i) New Common Shares issuable upon exercise of the Warrants, (ii) MIP Equity (as defined in the RSA), (iii) Senior Noteholder Rights Offering equity, (iv) Existing Equity Rights Offering equity and (v) Backstop Commitment Premium (as defined below).

The RSA contains certain covenants on the part of the Master Fund, the Issuer, and the other Senior Noteholders party to the RSA, including that the Master Fund and the other Senior Noteholders vote in favor of the Plan. The RSA also provides for termination by the parties upon the occurrence of certain events.

The foregoing summary of the Restructuring Support Agreement is qualified in its entirety by reference to the Restructuring Support Agreement, a copy of which is filed as Exhibit 2 hereto and incorporated by reference herein.

Backstop Commitment Agreement

On August 2, 2019 the Master Fund entered into a backstop commitment agreement (the “BCA”) with the Issuer and certain other holders of the Senior Notes, pursuant to which the Master Fund, along with the other holders party to the BCA (the “Backstop Parties”), agreed to backstop the Senior Noteholder Rights Offering. The BCA is subject to Bankruptcy Court approval.

Pursuant to the BCA, the Master Fund and the other Backstop Parties have committed to (i) exercise their respective rights to purchase their pro rata share of the New Common Shares available to be purchased in the Senior Noteholder Rights Offering and (ii) backstop the aggregate Senior Noteholder Rights Offering and purchase the New Common Shares available in the Senior Noteholder Rights Offering to the extent unsubscribed.

In consideration of each Backstop Party’s backstop commitment, each Backstop Party shall be entitled to receive its pro rata share (the “Backstop Commitment Premium”) of either (i) on the Effective Date, in the form of New Common Shares, 6% of the aggregate amount of the Senior Noteholder Rights Offering issued at a price per share equal to the price per share offered to Senior Noteholders in the Senior Noteholder Rights Offering, or (ii) if the BCA is terminated due to a material breach of the BCA by the Issuer, a cash payment equal to 6% of the aggregate amount of the Senior Noteholder Rights Offering.

The Master Funds and the Backstop Parties’ obligation to backstop the Senior Noteholder Rights Offering, and the other transactions contemplated by the BCA, are conditioned upon the satisfaction (or waiver) of all conditions to the effectiveness of the Plan, and other conditions precedent set forth in the BCA, including Bankruptcy Court approval of the BCA. The BCA may be terminated upon the occurrence of certain events, including termination of the RSA and material, uncured breaches by the parties under the BCA.

The foregoing summary of the Backstop Commitment Agreement is qualified in its entirety by reference to the Restructuring Support Agreement, a copy of which is filed as Exhibit 3 hereto and incorporated by reference herein.

Joint Secured-in-Possession Credit Agreement

In connection with the Issuer’s bankruptcy filing and pursuant to an order of the Bankruptcy Court dated August 9, 2019, the Master Fund entered into a Junior Secured Debtor-In-Possession Credit Agreement with certain the Issuer and certain other holders of the Issuer’s Senior Notes, as lenders, and Wilmington Trust, National Association, as administrative agent (the “DIP Credit Agreement”).

Under the DIP Credit Agreement, the Master Fund and the other lenders have made available a $35.0 million debtor-in-possession junior secured term credit facility (the “DIP Facility”, and the loans thereunder, the “DIP Loans”), of which $25.0 was extended as an initial loan and the remainder of which will be available to the Issuer as a single delayed draw term loan following the entry of the final debtor-in-possession orders of the Bankruptcy Court.

The foregoing summary of the Joint Secured-in-Possession Credit Agreement is qualified in its entirety by reference to the Restructuring Support Agreement, a copy of which is filed as Exhibit 4 hereto and incorporated by reference herein.

Swaps

The Master Fund has entered into certain cash-settled total return swap agreements with several unaffiliated third party financial institutions as the respective counterparties (the “Swap Agreements”). The swaps with the third parties constitute economic exposure to an aggregate of 16,033,937 notional shares, representing approximately 9.8% of the outstanding shares of Common Stock.

The Swap Agreements provide the Master Fund with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of Common Stock that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, the Master Fund has economic exposure to an aggregate of 32,417,874 shares of Common Stock, representing approximately 19.8% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of the Subject Shares.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	Restructuring Support Agreement (incorporated by reference to Exhibit 10.1 filed with the Issuer’s Form 8-K filed on August 5, 2019)

Exhibit 3	Backstop Commitment Agreement (incorporated by reference to Exhibit 10.2 filed with the Issuer’s Form 8-K filed on August 5, 2019)

Exhibit 4	Joint Secured-in-Possession Credit Agreement (incorporated by reference to Exhibit 10.1 filed with the Issuer’s Form 8-K on August 9, 2019)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2019

LUMINUS MANAGEMENT, LLC

By:	/s/ Jonathan Barrett
Name: Jonathan Barrett
Title: President

LUMINUS ENERGY PARTNERS MASTER FUND, LTD.

By:	/s/ Jonathan Barrett
Name: Jonathan Barrett
Title: Director

/s/ Jonathan Barrett

JONATHAN BARRETT

Schedule A

Name	Date of Transaction	Common Stock Shares	Price per Share
Master Fund	August 5, 2019	5,037,128	$0.15
Master Fund	August 5, 2019	2,624,908	$0.15
Master Fund	August 5, 2019	761,351	$0.15